[Letterhead of Bancolombia]

January 3, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attn: Mr. David Irving

Re:	Bancolombia S.A.

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed April 25, 2019

File No. 001-32535

Dear Mr. Irving,

By letter dated December 20, 2019, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided comments on Bancolombia S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018. In response to the Staff’s comments, and on behalf of Bancolombia S.A. and its consolidated subsidiaries (collectively, “Bancolombia”), we hereby submit the responses below.

For your convenience, the Staff’s comments have been repeated below in their entirety, with Bancolombia’s responses set out immediately underneath.

Form 20-F for the Fiscal Year Ended December 31, 2018

Liquidity and Capital Resources, page 121

1.	Please disclose in future filings, the contractual interest rates for borrowings from other financial institutions, including if you have any Libor exposure and the potential impact to your financial statements from the expected discontinuation of Libor. Please also include a risk factor concerning your Libor exposure, as appropriate.

Response: Bancolombia will include the requested contractual interest rates in future filings, including, to the extent material, a risk factor concerning Bancolombia’s LIBOR exposure.

Notes to Consolidated Financial Statements

Note 6. Loans and Advances to Customers and Financial Institutions, net, page F-87

2.	We note your disclosure on page F-88 in footnote (2) that, the provision for loan losses, net COP 4,311,485 differs from the COP 3,851,625 presented in the income statement due to the recovery of charged-off loans of COP 459,860. In future filings, please disclose the nature of charged-off loans of COP 459,860 and why they are not included in the allowance for loan loss rollforward.

Mr. David Irving

Response: In future filings Bancolombia will include the nature of charged-off loans as to which there was a recovery during the financial year for which information is presented and, as appropriate, will either reflect such amounts in the allowance for loan loss rollforward or disclosure why such amounts are not so included.

3.	In future filings, please disaggregate the “significant changes in the provision in accordance with IFRS 9” table presented on page F-89 by portfolio type (i.e. commercial, consumer, etc.). Additionally, please disaggregate “net remeasurement of loss allowance” between remeasurement due to changes in economic factors and model inputs as well as model changes. Refer to IFRS 7.35(B) and (F), 7.B.8 and 7.35I.

Response: In future filings Bancolombia will disaggregate the “significant changes in the provision in accordance with IFRS 9” table by portfolio type. Additionally, Bancolombia will disaggregate “net remeasurement of loss allowance” between remeasurement due to changes in economic factors and model inputs as well as model changes.

Bancolombia is grateful for your assistance in this matter. Bancolombia trusts that its response adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact me at joacosta@bancolombia.com.co or Alejandro Mejía Jaramillo at almejia@bancolombia.com.co.

Sincerely,

/s/ José Humberto Acosta

Name: José Humberto Acosta
Title: Chief Financial Officer

cc:	Robert S. Risoleo

(Sullivan & Cromwell LLP)

Joaquin Molina

(PricewaterhouseCoopers Ltda.)

Michelle Miller

(Securities and Exchange Commission)